UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number 1-15399
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Packaging Corporation of America
Thrift Plan for Hourly Employees
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

Packaging Corporation of America
Thrift Plan for Hourly Employees

Report of Independent Registered Public Accounting Firm
Benefits Administration Committee
Packaging Corporation of America Thrift Plan for Hourly Employees
We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Chicago, Illinois
June 17, 2008

Packaging Corporation of America
Thrift Plan for Hourly Employees
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Interest in Master Trust	$125,776,112	$111,348,372
Participant loans	3,162,296	2,756,043
Contributions receivable:
Company	36,211	51,156
Participant	121,438	187,172

	129,096,057	114,342,743

Liabilities
Administrative expenses	29,217	28,729
Refund of excess contributions	16,570	22,063

	45,787	50,792

Net assets at fair value	129,050,270	114,291,951

Adjustment from fair value to contract value	204,101	846,133

Net assets available for benefits	$129,254,371	$115,138,084

See accompanying notes.

Packaging Corporation of America
Thrift Plan for Hourly Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2007	2006
Additions
Contributions:
Participants	$8,896,058	$8,383,250
Company	2,448,059	2,297,068
Rollover	224,454	106,724
Net investment income from Master Trust	9,911,870	9,495,655
Interest income from participant loans	194,892	144,546

Total additions	21,675,333	20,427,243
Deductions
Benefit payments	7,349,689	5,851,269
Administrative expenses	209,357	190,117

Total deductions	7,559,046	6,041,386

Net increase	14,116,287	14,385,857
Net assets available for benefits:
Beginning of year	115,138,084	100,752,227

End of year	$129,254,371	$115,138,084

See accompanying notes.

Packaging Corporation of America
Thrift Plan for Hourly Employees
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of the Plan
     The following description of the Packaging Corporation of America (the “Company” or “PCA”) Thrift Plan for Hourly Employees (the “Plan”) provides general information. Participants should refer to the applicable Summary Plan Description, including the special appendix sections (“Special Appendix”) for a more complete description of eligibility requirements, contribution limits, Company matching contributions, and vesting provisions.
General
     The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers eligible hourly employees of the Company, its subsidiaries, and the covered groups that have adopted the Plan.
Contributions
     Eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered location’s Special Appendix, with such contributions limited to $15,500 in 2007 and $15,000 in 2006 for employees under age 50 and $20,500 in 2007 and $20,000 in 2006 for employees age 50 and older. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix. The Company matching contributions are invested in the Plan’s investment funds based on the participant investment elections.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
     Participants are immediately 100% vested in the value of their pre-tax contributions and rollovers from other qualified plans.
     The Company’s matching contribution vests in accordance with the schedule detailed in each covered location’s Special Appendix. To the extent a participant is not 100% vested in the Company’s matching contributions, upon attainment of age 65, or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company’s matching contributions. Forfeited non-vested accounts are applied to reduce future Company contributions.
Investment Options
     Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Summary Plan Description.
Benefit Payments
     In the event of retirement, as defined, death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind unless elected to be distributed in cash.

     Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Participants, as specified in each location’s Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their account balance.
     Certain participants, as specified in each covered location’s Special Appendix, may, subject to the approval of the Plan Administrator, make a hardship withdrawal from their salary deferral contributions. A hardship withdrawal can only be made in the event of a financial need constituting a hardship.
Administrative Expenses
     Administrative expenses are paid from Plan assets, to the extent not paid by the Company.
Participant Loans
     Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by the Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which payment can be made via personal check or money order.
Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Significant Accounting Policies
Basis of Accounting
     The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
     The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued by the Master Trust at the last reported sales price on the last business day of the plan year, and investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued by the Master Trust at the average of the last reported bid and ask prices. The fair value of mutual funds and the commingled fund were based on quoted redemption values on the last business day of the Plan’s fiscal year. Short-term investments are stated at cost which approximates fair value. Participant loans are stated at their unpaid principal balance, which approximates fair value.
     As described in Financial Accounting Standards Board Staff Position AAG INV-1 (the “FSP”) and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Effective December 7, 2007, the Plan began investing in the JP Morgan Stable Value Fund, a separate account fund created specifically for the Plan, which invests in an intermediate fixed income bond fund paired with fully benefit-responsive synthetic guaranteed investment contracts (“GICs”). The JP Morgan Stable Value Fund is comprised of three types of investments: the JP Morgan Liquidity Fund, the JP Morgan Intermediate Bond Fund and wrap contracts. As required by the FSP, the statements of net assets available for benefits present the fair value of the underlying investments associated to the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The underlying investments (JP Morgan Intermediate Bond Fund and JP Morgan Liquidity Fund) of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s fiscal year. The fair value of the wrap contracts, which is zero, is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. Prior to December 7, 2007, the Plan invested in the PRIMCO IRT Stable Value Fund, which was valued based on the fair value of the underlying investments as determined by the fund sponsor.
     Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment Contracts
     The JP Morgan Stable Value Fund consists of three fully benefit-responsive wrap contracts. The JP Morgan Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
     There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less that zero.
     In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather that at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.
     Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.
     The average yields for the JP Morgan Stable Value Fund are as follows:

2007
Based on actual earnings	6.30%

Based on interest rate credited to participants	5.51%
Contributions
     Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company matching contributions are recorded in the same month the deductions are made.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassification
     Certain amounts in the 2006 financial statements have been reclassified to conform with the 2007 presentation.

3. Master Trust
     The Master Trust includes assets of the Plan and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees. All of the Plan’s assets, with the exception of participant loans, are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the participating plans, in proportion to the fair value of the assets attributable to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was 36.3%, with a fair value of $125,776,112. At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was 36.5%, with a fair value of $111,348,372.
     The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

		Plan’s		Plan’s
	December 31,	Percentage	December 31,	Percentage
	2007	Interest	2006	Interest
Assets
Mutual funds
Fidelity Growth Company	$72,059,340	47.0%	$58,930,518	48.8%
EuroPacific Growth	44,334,460	35.5	30,895,650	33.9
Artisan Small Cap	19,572,098	36.5	20,576,187	37.0
PIMCO Total Return Fund	18,845,545	32.3	14,096,400	36.7
Hotchkis and Wiley Core Value	16,869,009	33.5	22,057,498	30.7
American Balanced R4	13,785,929	44.0	10,890,279	48.7

Total mutual funds	185,466,381	40.2	157,446,532	40.7
Guaranteed investment contracts
JP Morgan Liquidity Fund	16,941,976	50.3	—	—
JP Morgan Intermediate Bond Fund	68,095,847	48.0	—	—

Total guaranteed investment contracts	85,037,823	48.5	—	—
Common collective trust
Primco IRT Stable Value Fund	—	—	76,116,034	49.7
Common stocks
PCA	43,374,888	4.8	36,845,796	3.8
Pactiv	6,351,050	19.2	9,961,429	19.9
Tenneco	1,330,563	20.0	1,455,486	20.7

Total common stocks	51,056,501	7.0	48,262,711	7.6
Commingled fund
BGI Equity Index Fund	23,664,814	27.0	21,754,485	25.3
Short-term investment fund
Short term investments	1,728,578	3.2	1,113,692	24.0

Total assets at fair value	346,954,097	36.3	304,693,454	36.5
Adjustment from fair value to contract value	417,403	48.9	1,702,420	49.7

Net assets available for benefits	$347,371,500	36.3%	$306,395,874	36.6%

     Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.
     Investment income for the Master Trust was as follows:

	Year Ended
	December 31,
	2007	2006
Interest income	$4,094,395	$3,729,616
Dividends	2,777,653	2,707,182
Other income	459,481	353,930
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	15,879,512	14,139,085
PCA common stock	9,221,343	(1,186,771)
Other common stocks	(2,238,737)	4,376,306
Commingled fund	1,271,122	2,873,200

Total investment income	$31,464,769	$26,992,548

4. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
5. Risks and Uncertainties
     The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$129,254,371	$115,138,084
Amounts allocated to withdrawn participants	—	(101,969)
Adjustment of investments from fair value to contract value	(204,101)	(846,133)

Net assets available for benefits per Form 5500	$129,050,270	$114,189,982

     Amounts allocated to withdrawn participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of year end.

Supplemental Schedule
Packaging Corporation of America
Thrift Plan for Hourly Employees
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

Current
Description of Issue	Value
Participant loans — Interest rates ranging from 4.00% to 8.25% *	$3,162,296

*	Represents a party in interest to the plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Thrift Plan for Hourly Employees (Name of Plan)
Date: June 27, 2008
/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm